

Mail Stop 7010

September 18, 2008

Mr. Clayton C. Daley, Jr.
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

> **RE: The Procter & Gamble Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 29, 2008**
> **File #1-434**

Dear Mr. Daley:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on August 29, 2008

Compensation Discussion and Analysis, page 16
Details regarding elements of executive compensation, page 23
Long-Term Incentive Programs, page 26

Business Growth Program (BGP) Three-Year Incentive, page 27

1. We note that on page 28 you disclose that the operating TSR is an internal "proprietary metric". Based on your disclosures, it appears that the operating TSR is a material factor in determining the total BGP Award amount. Please

provide us with your analysis as to why disclosure of the particular target would cause you competitive harm. Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm. For additional guidance, please refer to our Compliance and Disclosure Interpretations found in the Division of Corporation Finance page of our website, in particular, the answer to Question 118.04, and the materials found in the "Staff Observations in the Review of Executive Compensation."

Payments upon Termination or Change-on-Control, page 48

2. In accordance with Item 402(b)(1)(xi) of Regulation S-K, in future filings please provide the rationale for providing a single trigger for payments in the event of a change in control.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief